United States securities and exchange commission logo





                            December 16, 2021

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Limited
       Units 813&815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed December 9,
2021
                                                            File No. 333-258329

       Dear Mr. Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-3

       Our Company, page 5

   1. We note your disclosure that you primarily mine Bitcoin and Ethereum cryptocurrencies and that you hold
digital assets which primarily consist of Bitcoin, Ethereum and
                                                        Dogecoin. Provide a
detailed description of the process and framework that you will use to determine whether
any digital assets that you may hold or acquire are securities as defined in Section
2(a)(1) of the Securities Act of 1933.
 Xianfeng Yang
FirstName
BIT MiningLastNameXianfeng Yang
           Limited
Comapany16,
December  NameBIT
              2021 Mining Limited
December
Page 2    16, 2021 Page 2
FirstName LastName
2. Please identify each specific digital asset that you mine or hold. To the extent you hold digital assets other than those that are mined please disclose how they were acquired and the purpose of holding them. In this regard, we note that you hold a significant amount of
         Dogecoin but it is not clear whether it was mined or otherwise acquired.
Risk Factors, page 11

3. Please describe your security and custody arrangements for the digital assets you hold including how you intend to validate existence, exclusive ownership and software functionality of private digital asset keys and other ownership records.
4.       Add a risk factor addressing that a particular digital asset   s
status as a security in any
         relevant jurisdiction is subject to a high degree of uncertainty. Your disclosure should acknowledge that there is currently no certainty under the applicable legal test that such assets are not securities. Also, discuss the potential consequences, including legal or regulatory action, in the event a regulatory authority or court were to determine that any such asset is a security under the applicable legal framework.
       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff
Attorney, at (202) 551-3447 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Ke Li, Esq.